EXHIBIT 4.3

                                SERVICES PROPOSAL

This document outlines Market Traction, LLC's proposal for services to Hy-Tech Technology Group (HYTT Group), 1840 Boy Scout Drive, Fort Myers, FL 33907.

Market Traction, LLC is a boutique agency that specializes in helping young technology companies increase sales and market share. We're leveraging our decades of combined executive experience at technology start-ups to help our clients develop and execute on strategies and tactics that minimize their risk for market entry.

Our principals are veterans of the high-tech industry, and at any given moment, we are advising and executing on growth strategies for our clients. We draw upon our extensive experiences in high-tech sales and marketing to develop and implement sales and marketing recommendations that are specific to our client's unique situations. And because we restrict our client base, we are able to devote maximum senior level attention and a high degree of detail to our clients.

HYTT GROUP'S OBJECTIVES

To accelerate HYTT Group's transformation from a regional reseller & systems integrator to an international technical solutions provider, the Company wishes to:

      1. Identify the hot markets for IT products and services, and prioritize opportunities vis-a-vis HYTT's competencies and existing customer base.

      2. Develop the sales and marketing strategies, programs, and initiatives necessary to exploit the opportunities identified above and to increase market share in both current and prospective industries and regions to be served via the newly launched Tech Solutions (TSI) division.

      3. Identify potential acquisition, joint venture, or merger targets that will add the necessary operating, market and financial synergy to support HYTT corporate strategies.

      4. Develop an implementation plan, and with approval, oversee implementation.

SCOPE OF PROPOSED SERVICES

Market Traction will work with HYTT's chairman and CEO, Martin Nielson, during the following phases:

1.    PHASE 1: EVALUATION & PRODUCT KNOWLEDGE TRANSFER

      The first 45 days of the engagement will be devoted to the following:

            a. Product & market knowledge transfer to Market Traction, to include:

                  i.    Technology & services description

                  ii.   Current marketing tools and tactics in use.

                  iii.  Applicable information on industries served.



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            b.    Gain a thorough understanding of HYTT's core competencies, especially as it relates to the potential to result in solid strategy for immediate sales and longer term growth - with initial concentration on solutions for security/failsafe, gaming, police forensics, wireless/wirelesssecurity and shipping solutions which will fall under the "umbrella" of the TSI division.

            c.    Assess current sales and marketing personnel skills.

            d. Identification and assessment of competitors in regions served; HYTT to provide Market Traction with current competitive analysis.

            e. Market size assessment (from secondary sources) of current industries served vis-a-vis solutions offered.

            f.    Identification of growth markets not currently served by HYTT.

            g. Launch of an initiative to secure a new name for both the group, and for the Tech Solutions subsidiary

     DELIVERABLE - DUE ON THE 45TH DAY: An overview of the current sales & marketing operation that includes:

a)    Markets served, noting market size and market needs.

b)    Assessment of current sales & marketing operations.

c) Recommendations to increase immediate and long term sales in existing markets and with existing operation via the TSI division. Recommendations will include but not be limited to affordable marketing programs, website enhancements, sales programs, and other immediately productive initiatives.

d) Long and short lists of prospective name changes around which the new positioning can begin in Phase 2 below


2.    PHASE 2: DEVELOPMENT OF 12-MONTH SALES & MARKETING PLAN

      The second 45 days of the engagement will be devoted developing a comprehensive marketing plan defining appropriate sales and marketing strategies and tactics that are necessary for successful implementation. This will include:

            a.    Corporate positioning.

            b. Prioritization of markets for penetration, vis-a-vis current competencies, opportunities, and resources.

            c. Partner strategies for ensuring optimum solutions, esp. in the selection of platforms without getting caught in the platform wars.

            d. Identify criteria for acquisition and merger to support corporate and marketing strategies; include profiles of identified companies, if available.

            e. Tactical recommendations for sales and marketing to serve as the implementation plan.

      DELIVERABLE: Operational sales & marketing plan to serve as the guideline for execution.


3.    PHASE 3: EXECUTION PHASE

      Upon approval, oversee execution of the approved components of the marketing plan, serving as interim sales and marketing executives. As required, this activity will be better defined in a future statement of work.


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TERMS AND FEE STRUCTURE:

1.    Term is for three months commencing on the signature dates below.

2. A monthly fee of $12,500, payable in any combination of cash or stock equivalent, as long as the stock is liquid or tradable shares which can be sold on the open market, at Market Traction's option. First payment is due upon the signing of this proposal with the remaining payments payable on the first day of each 30-day period thereafter for the 90 day period.

3. Any travel costs related exclusively to the HYTT engagement must be approved in advance by the Company. For travel expenses, coach class airline tickets will be purchased by the Company (e-ticket) with the Market Traction partner picking up at check-in. HYTT will reimburse Market Traction for additional travel expenses within 15 days of submission.

4. For any third party engaged by Market Traction to assist in this relationship, Market Traction will be solely responsible for any compensation due to such third party.

5. HYTT will have no other expenses either fixed or variable as part of the agreement, other than pre-approved travel expenses. Market Traction will be responsible for normal business expenses during this engagement (telecom charges, admin support, network support, etc).


Market Traction looks forward to the opportunity to apply our experience, knowledge, and just plain hard work to support HYTT's corporate strategies.


George Arabian, Managing Partner, george@markettraction.com

Myrna Nickelsen, Partner, myrna@markettraction.com

Market Traction, LLC

650 Townsend Street, Suite 450

San Francisco, CA 94107

Tel: (415) 686-0598



For Market Traction, LLC                   For: HYTT GROUP, INC.


Signature: /s/ George R. Arabian           Signature:  /s/ Gary F. McNear
           ---------------------                       ------------------
Name:   George R. Arabian                  Name:   Gary F. McNear

Title:  Managing Partner                   Title:  C.F.O., Vice President

Date:__________________                    Date: 10-29-2003